NO ACT

PE
1-12-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038714

March 11, 2009

MAR 11 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-09

Greg A. Walker
Senior Vice President
General Counsel & Secretary
Foundation Coal Holdings, Inc.
999 Corporate Boulevard, Suite 300
Linthicum Heights, MD 21090-2227

Re: Foundation Coal Holdings, Inc.
Incoming letter dated January 12, 2009

Dear Mr. Walker:

This is in response to your letter dated January 12, 2009 concerning the shareholder proposal submitted to Foundation by the Unitarian Universalist Association of Congregations. We also have received a letter on the proponent's behalf dated February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Foundation Coal Holdings, Inc.
Incoming letter dated January 12, 2009

The proposal requests a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products.

There appears to be some basis for your view that Foundation may exclude the proposal under rule 14a-8(i)(7), as relating to Foundation's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Foundation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 17, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Foundation Coal Holdings, Inc.

Dear Sir/Madam:

I have been asked by the Unitarian Universalist Association of Congregations (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Foundation Coal Holdings, Inc. (hereinafter referred to either as "Coal" or the "Company"), and which has submitted a shareholder proposal to Coal, to respond to the letter dated January 12, 2009, sent to the Securities & Exchange Commission by the Company, in which Coal contends that the Proponent's shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Coal's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests that Coal report to its shareholders on what it is doing to respond to pressure to reduce carbon dioxide emissions from its operations and from the use of its primary product (coal).

RULE 14a-8(i)(7)

The crux of the matter is simply stated: Does the Proponent's shareholder proposal call for a report on how Coal is being proactive in reducing its own CO2 emissions as well as emissions from its primary product (namely, coal) or, on the other hand, does it call for the Company to evaluate what risks it may run if it fails to be thus proactive?

We believe that a perusal of the proposal makes it clear beyond cavil that the proposal calls for a report on what Coal is actually doing. The Resolve Clause asks for a report on "how the company is responding" to "pressures to reduce the . . . harm associated with carbon dioxide emissions" from its own operations and from the use of its product. This is a request for a report on what (if anything) the Company is actually doing to reduce CO2 emissions from its own operations and from the use of its primary product. The wording of the Resolve Clause does not admit of a construction that it calls for an evaluation of the risks of government regulation or possible adverse effects on its profitability. On the contrary, it asks "What are you actually doing to mitigate CO2 emissions?" In the words of Staff Legal Bulletin 14C (June 28, 2005), the Proponent's shareholder proposal focuses "on the company minimizing or eliminating operations that may adversely affect the environment" rather than focusing "on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment". Nowhere in the Proponent's proposal, either express or implied, is there a call for an internal assessment of risks to the Company.

The Company relies heavily on last year's Staff letter to *Arch Coal, Inc.* (January 14, 2008), contending that in that instance the Staff allowed "Arch to exclude substantially the same proposal requested by the same proponent". (Bottom of page one of the Company's letter.) Coal is factually incorrect on two counts. First, and less significant, the proposal submitted last year to Arch Coal was submitted by the New York City Employees' Retirement Fund and four other New York City Retirement Funds (Teachers, Police, Fire and Board of Education), as well as by the Presbyterian Church. The Proponent was not one of those submitting that proposal to Arch Coal. Secondly, and crucially, there is a material difference between the proposal submitted to Arch and the Proponent's proposal to Coal, namely that the report requested last year asked how that registrant was responding to "competitive" pressures to reduce carbon emissions. Thus, part of the focus last year was on the registrant's response to competitive pressures. Since responding to competitive pressures necessarily calls for an internal evaluation, rather than an examination of harm done to the external world, part of the focus of the Arch proposal was on internal risk evaluation and the proposal did not deal exclusively with minimizing operations that create external harm to the environment. Since if any part of a proposal is ordinary business, the entire proposal will be excluded, and since the competitive language implicated ordinary business, the Staff properly excluded the *Arch* proposal. Since the Proponent's shareholder proposal does not contain comparable "competitive" language, the Staff decision in *Arch* is wholly without precedential value. We note also that each of the other Staff letters cited by the Company where the proposed

Resolve Clause had language similar both to the language in *Arch* and to the language of the instant proposal, that the requested Resolve Clause contained the request to respond to competitive pressures. (See *Centex Corporation* (May 14, 2007); *Standard Pacific Corp.* (January 29, 2007); *Ryland Group, Inc.* (February 13, 2006). See also *ONEOK, Inc.* (February 7, 2008 and *Pulte Homes, Inc.* (March 1, 2007), letters not cited by the Company.)

The Company also argues (bottom of page 2 thru top of page 4) that the Proponent's shareholder proposal requests a report on what the Company will do to respond to possible new regulations. That is not what the Resolve Clause requests. On the contrary, the request is to tell the shareholders what the Company is currently doing to reduce emissions, i.e: "how it is responding to . . . pressure to significantly reduce . . . carbon dioxide emissions"

In summary, the Company has failed to establish the applicability of Rule 14a-8(i)(7) to the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Greg A. Walker, Esq.
Tim Brennan
Rob Berridge
Leslie Lowe
Laura Berry

FOUNDATION COAL
HOLDINGS, INC.

Greg A. Walker
Senior Vice President
General Counsel & Secreta

999 Corporate Boulevard, Suite 300
Linthicum Heights, MD 21090-2227

January 12, 2009

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-2000

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8;
Omission of Stockholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Foundation Coal Holdings, Inc. ("Foundation") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Foundation intends to omit from its proxy solicitation materials for its 2009 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Foundation expects to file its definitive proxy statement for the 2009 annual meeting of stockholders on or about April 3, 2009. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which Foundation expects to file the definitive proxy solicitation materials for the 2009 annual meeting of stockholders.

Pursuant to Rule 14a-8(j), I have enclosed six additional copies of this letter and the attachments. In accordance with Rule 14a-8(j), a copy of this letter is being forwarded simultaneously to the Proponent.

THE PROPOSAL

The Proposal requests that Foundation's board of directors issue a report on how Foundation is "responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products." In addition, the Proposal includes a supporting statement suggesting that "company productivity/margins are likely to be structurally impaired by new regulatory mandates."

Last year in Arch Coal, Inc. (January 17, 2008), the Division of Corporation Finance, Securities and Exchange Commission staff ("Staff") granted relief under 14a-8(i)(7) allowing Arch to exclude substantially the same proposal requested by the same Proponent. The Arch proposal requested a report "on how the company is responding to rising regulatory and public pressure

Phone: 410.689.7602 **Fax**: 410.689.7601 **Email**: gwalker@foundationcoal.com to significantly reduce the social, competitive and environmental harm associated with carbon dioxide emissions from the company's operation from the use of its primary products." Foundation seeks a similar decision.

DISCUSSION

As set forth more fully below, Foundation believes that it may properly omit the Proposal from its proxy solicitation materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the conduct of Foundation's ordinary business operations.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a stockholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

A. The Proposal Involves Ordinary Business Matters Because It Relates to the Assessment of Risk

Foundation believes the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is seeking nothing less than an assessment of the risks and liabilities associated with the operation of Foundation's coal mining business. Foundation is one of the largest coal producers in the United States, focusing on mining, processing and marketing bituminous and sub-bituminous coal. At September 30, 2008, Foundation's affiliates operated 13 active mines located in three of the major coal-producing regions in the United States. Due to the nature of Foundation's business, a report on its response to the "rising regulatory and public pressure" to reduce carbon dioxide emissions would be a monumental task because the Proposal likely contemplates a report more detailed than the information already compiled and made publicly available by Foundation. As the Proposal notes, there are numerous state and federal regulatory schemes being formulated to address greenhouse gas emissions, not just emissions of CO2 which is one of these gases. In addition, as noted in the Annual Report on Form 10K filed by Foundation, new international regulatory treaties are also under consideration. To prepare the report requested by the Proposal would require Foundation first to predict the future local, state, federal and international regulatory frameworks. If the predicted framework is wrong, the report would likely be a meaningless risk assessment providing no benefit to the company management or the stockholders. Alternatively, Foundation could assess many possible local, state, federal and international regulatory frameworks which could develop, and how each of those might affect "the company's operations...and the use of its primary products". Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company. Such an undertaking would necessarily encompass Foundation's financial budgets, capital expenditure plans, coal pricing philosophy, coal production plans and short- and long-term business strategies. This is the type of micro-management by stockholders that the Commission sought to enjoin in the 1998 Release.

In essence, the Proposal focuses on matters that involve Foundation's fundamental day-to-day business activities and would require Foundation to provide a detailed report that, in effect, summarizes its ordinary business of mining, processing and marketing coal. The Proposal (as is clearly evident in its supporting statement) is in essence calling on Foundation to undertake an internal assessment of the risks and benefits of its current and potential approach to carbon dioxide emission regulations by creating a risk report and distributing it to stockholders. Moreover, as the Proposal asks that the report assess the "use of its primary products", that is coal, by third party customers such as utilities and steel producers, the scope of the requested report becomes even more daunting. Foundation is not in a position to speculate on how coal consumers operate their facilities, now or in the future, in order to comply with an unknown "cap-and-trade system to regulate and reduce greenhouse gas emissions" referenced in the Proposal. This risk assessment is more burdensome as there is no proven commercial technology to generate electricity from coal and capture and permanently sequester the carbon dioxide should that ever be required. Research in this arena is ongoing, but years away from being proven and deployed. See, e.g., www.futuregenalliance.org. The requested report will require speculation by Foundation on the nature and scope of yet unknown future technologies at facilities it does not own or operate.

Any assessment or evaluation of the pressures that Foundation and its customers may experience as a result of carbon dioxide emission regulations would require the identical action by management as an assessment of the risks and liabilities associated with such regulations, which are still being formulated.

Finally, the Proposal does not request that Foundation change its policies nor does it claim that the production of the report itself would address an important social policy. Thus, Foundation believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

B. The Proposal Falls Within the Staff's Guidance Issued in Staff Legal Bulletin No. 14C as a Proposal Which may be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk Relating to Operations That May Adversely Affect The Environment

In 2005, the Staff issued Staff Legal Bulletin No. 14C ("SLB 14C") to allow companies to better assess whether stockholder proposals related to environmental and public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Foundation believes that the Proposal clearly fits within the first category set forth above and therefore is excludable pursuant to Rule 14a-8(i)(7). As the Proposal seeks an assessment of how Foundation will "significantly reduce the social and environmental harm associated with carbon dioxide emissions" from the use of its coal, there can be no question that the company must engage in precisely the type of "internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health" contemplated in SLB 14C. The type of report requested by the Proposal necessarily entails Foundation's assessment of its response to "rising regulatory and public pressure" to address yet unknown carbon dioxide emission regulations. The supporting statement to the Proposal suggests that the reason to do so is for competitive purposes in that "productivity/margins are likely to be structurally impaired by new regulatory mandates." These and other implications clearly indicate a focus on Foundation's internal risks, and not on any overall social policy issue. As such, these are matters for the business judgment of management.

To the extent the Proponent asserts the requested report does not need to focus on the internal risk assessments of Foundation's competitiveness, then the Proposal is asking for nothing more than a public debate on the nature of "the social and environmental harm associated with carbon dioxide emissions". This not an appropriate corporate governance topic for debate within proxies. There is no right or wrong position on this issue as regards corporate governance.

Although the supporting statements for the Proposal imply that there is little, if any, doubt as to the "social and environmental harm associated with [man made] carbon dioxide emissions," this is simply not the case. While all human activity impacts the environment, segregating natural climate variations from those caused by human activity is not a settled science, and there is no "consensus." This is evidenced by the recent December 11, 2008 report issued by the U.S. Senate Environment and Public Works Committee. This report summarizes insight from more than 650 international scientists challenging consensus assumptions regarding man-made global climate changes. Many of these scientists were members of scientific panels referenced in the supporting statement to the Proposal, including the United Nations Intergovernmental Panel on Climate Change. This report can be reached through the following link:

> http://epw.senate.gov/public/index.cfm?FuseAction=Minority.Blogs&ContentRecord_id=5ef55aa3-802a-23ad-4ce4-89c4f49995d2&Issue_id=

As cited above, in Arch Coal, Inc. (January 17, 2008), the Staff granted relief under 14a-8(i)(7) allowing Arch to exclude substantially the same proposal requested by the same Proponent. The Arch proposal requested a report "on how the company is responding to rising regulatory and public pressure to significantly reduce the social, competitive and environmental harm associated with carbon dioxide emissions from the company's operation from the use of its primary products." Further, in Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its business operations. Similarly, the Proposal asks Foundation to address risks it may encounter as a result of regulatory and public opinion developments. The Proposal suggests that if Foundation ignores these issues then it may be impaired financially. The Proposal submitted to Foundation requests the same type of risk report requested by the proposal in Xcel Energy, Inc. and Arch Coal. See also, Centex Corporation (May 14, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to "assess how the company is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); Standard Pacific Corp. (Jan. 29, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to "assess its response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Ryland Group, Inc. (Feb. 13, 2006) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Newmont Mining Corp. (Feb. 5, 2005) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations, "with a particular reference to potential environmental and public health risks incurred by the company") and Cinergy Corp. (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on, among other things, "economic risks associated with the company's past, present and future emissions" of certain substances).

Similarly, in Willamette Industries, Inc. (Mar. 20, 2001), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board prepare a report on the company's environmental problems, including an assessment of financial risk due to environmental issues. In Willamette, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. The Staff permitted the exclusion of the proposal because it related to an evaluation of risk. Similarly, the Proposal references current and proposed regulations aimed at reducing carbon dioxide emissions, including references to the Western Climate Initiative, the Regional Greenhouse Gas Initiative and the various regulatory proposals aimed at regulating and reducing greenhouse gases currently pending before Congress. Like the proposal in Willamette, the Proposal relates to Foundation's ordinary business operations and assessment of regulatory risk, which is inappropriate for consideration by all stockholders as a group. Foundation and its customers each have to operate their facilities in accordance with all applicable future laws and regulations and that goes without saying.

The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental risk assessment reports. See, *e.g.*, Hewlett-Packard Company (Dec. 12, 2006); Wells Fargo & Company (Feb. 16, 2006); Wachovia Corporation (Feb. 10, 2006); Ford Motor Company (Mar. 2, 2004); American International Group, Inc. (Feb. 11, 2004); and Chubb Corporation (Jan. 25, 2004). The subject matter in Wells Fargo, including an assessment of the rising public and regulatory pressures to limit greenhouse gases, for example, is substantially similar to the subject matter of the Proposal. In Wells Fargo, the Staff concluded that the company could exclude the proposal under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., evaluation of risk). In our view, the Proposal, like the Wells Fargo proposal, also improperly calls upon management to conduct an internal assessment of risk to Foundation and may therefore be excluded under Rule 14a-8(i)(7).

In short, Foundation believes that the Proposal focuses on its fundamental day-to-day business operations and involves a matter that requires an internal assessment of various regulatory, competitive and public policy risks. To the extent the Proposal seeks a report related to operation of facilities that use coal, it is not properly directed to Foundation which owns and operates no such facilities. Moreover, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal mentions greenhouse gas emissions and climate change does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities Foundation faces as a result of its response to regulatory, competitive and public pressure to address carbon dioxide emissions. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Foundation believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Based upon the foregoing, Foundation believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2009 annual meeting of stockholders under Rule 14a-8(i)(7), because the Proposal deals with the ordinary business operations and evaluation of risk of Foundation.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the stockholder proposal season, our facsimile number is (410) 689-7601, and the Proponent's facsimile number is (617) 367-3237.

Conclusion

Based upon the foregoing analysis, Foundation respectfully requests that the Staff concur that it will take no action if Foundation omits the Proposal from its proxy solicitation materials for its 2009 annual meeting of stockholders. If the Staff does not concur with the positions of Foundation discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to the messenger. If you have any questions or require any additional information, please do not hesitate to contact me at (410) 689-7602.

Sincerely,

Greg A. Walker

OVERNIGHT MAIL AND FAX (410-689-7601)

December 18, 2008

Mr. Greg A. Walker
Senior Vice President, General Counsel and Secretary
Foundation Coal Holdings, Inc.
999 Corporate Boulevard, Suite 300
Linthicum Heights, MD 21090

Dear Greg:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 90 shares in Foundation Coal Holdings, Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company prepare a report on how the Company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's products and operations. This is substantially the same as the resolution we submitted last year that received substantial support from the shareholders.

This resolution is proposed by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $95 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the Company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting. A representative of the UUA will attend the annual meeting to move the resolution as required.

Verification that we are beneficial owners of 90 shares of Foundation Coal will be provided upon request.

We appreciate the willingness of the Company to engage in open and productive dialogue with shareholders last year, and we would be pleased to continue this discussion of these very important issues facing the Company. If you have questions or wish to discuss the proposal, you may contact me directly at 617-948-4305 or by email at tbrennan@uua.org.

Yours very truly,

Timothy Brennan
Treasurer and Vice President of Finance

Enclosure: Shareholder resolution on global warming

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth.

In 2006, combustion of coal was responsible for approximately 36% of all greenhouse gas emissions generated by fossil fuels in the U.S.

Nineteen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Two such initiatives are the Western Climate Initiative, a six-state collaboration with an emissions reduction goal of 15% below 2005 levels by 2020; and the Regional Greenhouse Gas Initiative, involving ten northeastern and Mid-Atlantic states that aim to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019. As of September 2008, the U.S. Senate was considering at least nine proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In October 2008, McKinsey & Company reported that, "Efforts to reduce climate change can profoundly affect the valuation of many companies, but executives so far seem largely unaware."

In May 2007, Standard and Poor's indicated that energy efficiency is likely to emerge as a major part of the solution to climate change, and warned that the global power system "can't do without coal, but it also can't continue to burn coal in its current form."

In a July 2007 report, Citigroup warned that, "Prophesies of a new wave of Coal-fired generation have vaporized, while clean coal technologies such as IGCC with carbon capture and Coal-to-Liquids remain a decade away, or more," and that, "company productivity/margins are likely to be structurally impaired by new regulatory mandates" to reduce greenhouse gas emissions.

RESOLVED: Shareholders request a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products. The report should be provided by November 1, 2009 at a reasonable cost and omit proprietary information.